SECURITIES AND EXCHANGE COMMISSION
                               Washington, D. C.
           --------------------------------------------------------

                                  FORM U-3A-2

                STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                UNDER RULE U-2 FROM THE PROVISIONS OF THE PUBLIC
                      UTILITY HOLDING COMPANY ACT OF 1935

                     TO BE FILED ANNUALLY PRIOR TO MARCH 1

                           ALEXANDER & BALDWIN, INC.
                               (Name of Company)
                                 P. O. Box 3440
                            Honolulu, Hawaii  96801

(hereinafter called the "Claimant") and its wholly-owned subsidiary, A&B-Hawaii, Inc., P. O. Box 3440, Honolulu, Hawaii 96801 (hereinafter called "Co-claimant"), hereby file with the Securities and Exchange Commission, pursuant to Rule U-2, this joint and consolidated statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. This statement is filed jointly by Claimant and Co-claimant pursuant to oral authorization to file on a joint and consolidated basis received from the Commission on February 21, 1990. In support of such claim for exemption, the following information is submitted:

          1. The name, jurisdiction of organization, location and nature of business of Claimant and Co-claimant, and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which Claimant or Co-claimant directly or indirectly holds an interest, as at January 31, 1999 (indirect subsidiaries are indicated by indentation).


                          Jurisdiction
          Name:          of Organization  Location     Nature of Business
          ----           --------------   --------     ------------------

Alexander & Baldwin,
Inc.                     Hawaii           Honolulu,    Ocean carriage of goods,
                                          Hawaii       real property management
                                                       and development,
                                                       investments
  Subsidiaries:

  A&B Inc.               Hawaii           Honolulu,    Inactive
                                          Hawaii

  A&B-Hawaii, Inc.       Hawaii           Honolulu,    Agriculture/food (inclu-
                                          Hawaii       ding sugar cane and
                                                       coffee plantations),
                                                       real property management
                                                       and development, general
                                                       freight and petroleum
                                                       hauling and self-storage
                                                       services

     A&B Development     California       Honolulu,    Ownership, management
     Company                              Hawaii       and development of real
     (California)                                      property in California

     A & B Properties,   Hawaii           Kahului,     Ownership, management,
     Inc.                                 Hawaii       development and selling
                                                       of real property

       Prospect          Hawaii           Honolulu,    Development and selling
       Venture LLC                        Hawaii       of real property

     ABHI-Crockett,      Hawaii           Honolulu,    Investment in sugar
     Inc. (fka Cali-                      Hawaii       refining and marketing
     fornia and                                        business
     Hawaiian Sugar
     Company, Inc.)

     East Maui Irri-     Hawaii           Puunene,     Collection and distribu-
     gation Company,                      Hawaii       tion of irrigation water
     Limited                                           on island of Maui

     Kahului Trucking &  Hawaii           Kahului,     Motor carriage of goods,
     Storage, Inc.                        Hawaii       self-storage services
                                                       and stevedoring on
                                                       island of Maui

     Kauai Commercial    Hawaii           Lihue,       Motor carriage of goods
     Company,                             Hawaii       and self-storage
     Incorporated                                      services on island of
                                                       Kauai

     Kukui'ula           Hawaii           Koloa,       Ownership, management
     Development                          Hawaii       and development of real
     Company, Inc.                                     property on island of
                                                       Kauai

       South Shore       Hawaii           Koloa,       Development and opera-
       Community                          Hawaii       tion of sewer trans-
       Services LLC                                    mission and treatment
                                                       system on island of
                                                       Kauai

       South Shore       Hawaii           Koloa,       Development and opera-
       Resources LLC                      Hawaii       tion of water source and
                                                       delivery system on
                                                       island of Kauai

     McBryde Sugar       Hawaii           Eleele,      Coffee plantation
     Company, Limited                     Hawaii

       Kauai Coffee      Hawaii           Eleele,      Grow, process and sell
       Company, Inc.                      Hawaii       coffee

     Ohanui Corporation  Hawaii           Puunene,     Collection and distri-
                                          Hawaii       bution of domestic water
                                                       on island of Maui

     WDCI, INC.          Hawaii           Honolulu,    Ownership, manage-
                                          Hawaii       ment and development of
                                                       property

     C&H Sugar           Delaware         Crockett,    Refining raw sugar and
     Company, Inc.                        California   marketing of refined
                                                       sugar products and
                                                       molasses

     Hawaiian Sugar &    Hawaii           Puunene,     Ocean carriage of sugar
     Transportation                       Hawaii       from Hawaii
     Cooperative

  Matson Navigation      Hawaii           San          Ocean carriage of goods
  Company, Inc.                           Francisco,   between West Coast of
                                          California   United States and
                                                       Hawaii, Western Pacific
                                                       and Asian ports

     Matson Intermodal   Hawaii           San          Broker, shipper's agent
     System, Inc.                         Francisco,   and freight forwarder
                                          California   for overland cargo
                                                       services of ocean
                                                       carriers

     Matson Services    Hawaii            San          Tugboat services
     Company, Inc.                        Francisco,
                                          California

     Matson Terminals,  Hawaii            San          Stevedoring and terminal
     Inc.                                 Francisco,   services
                                          California

     Matson Logistics   Hawaii            San          Agent to provide deli-
     Solutions, Inc.                      Francisco,   very of equipment, goods
                                          California   and supplies for busi-
                                                       nesses and projects

     The Matson         California        San          Inactive
     Company                              Francisco,
                                          California

     The Oceanic        California        San          Inactive
     Steamship                            Francisco,
     Company                              California

          2. A brief description of the properties of Claimant and Co-claimant, and each of their subsidiary public utility companies, used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas:

Claimant:                  None

Co-Claimant:               4 steam-driven generators with rated capacities of 1
                           of 4,000 KW, 2 of 10,000 KW, and 1 of 20,000 KW; 5
                           hydroelectric plants with rated capacities of 1 of 1,000 KW, 3 of 1,500 KW and 1 of 500 KW; about 80 miles of transmission lines; all located on the island of Maui, State of Hawaii

McBryde Sugar Company,     2 hydroelectric plants with rated capacities of
Limited ("McBryde")        1 of 1,000 KW and 1 of 3,600 KW; about 18 miles
(Note 1)                   of transmission lines; all located on the island of
                           Kauai, State of Hawaii

_______________

Note 1. McBryde Sugar Company, Limited has filed with the Securities and Exchange Commission an application for an order declaring that it is not an electric utility company.

          3. Information for the calendar year 1998 with respect to Claimant and Co-claimant, and each of their subsidiary public utility companies:

              (a)(1) Number of kwh of electric energy sold (all sales were at wholesale):
                      Claimant            None
                      Co-claimant         72,589,000 kwh, with associated
                                          revenues of $4,422,000
                      McBryde             21,975,000 kwh, with associated
                                          revenues of $935,400

                 (2) Number of Mcf of natural or manufactured gas distributed at retail:

                      None. Neither Claimant nor Co-claimant, nor any of their subsidiary public utility companies, distributes any natural or manufactured gas at retail.

              (b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized:

                      None. Neither Claimant nor Co-claimant, nor any of their subsidiary public utility companies, distributes any electric energy or natural or manufactured gas at retail outside the State in which each such company is organized.

              (c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line:

                      None. Neither Claimant nor Co-claimant, nor any of their subsidiary public utility companies, sells electric energy or natural or manufactured gas at wholesale (or otherwise) outside the State in which each such company is organized, or at the State line.

              (d) Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line:

                      None. Neither Claimant nor Co-claimant, nor any of their subsidiary public utility companies, purchases any electric energy or natural or manufactured gas outside the State in which each such company is organized, or at the State line.

          4. The following information for the reporting period with respect to Claimant and Co-claimant and each interest they hold directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

              (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                      Not applicable. Neither Claimant nor Co-claimant holds any interest, directly or indirectly, in an EWG or a foreign utility company.

              (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                      No applicable (see 4(a) above).

              (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                      Not applicable (see 4(a) above).

              (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                      Not applicable (see 4(a) above).

              (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                      Not applicable (see 4(a) above).


                                   EXHIBIT A
                                   ---------

        Consolidating statements of income and retained earnings of Claimant and Co-claimant, and their subsidiary companies, for the last calendar year, together with a consolidating balance sheet of Claimant and Co-claimant, and their subsidiary companies, as of the close of such calendar year, are attached hereto.



                                   EXHIBIT B
                                   ---------

                            FINANCIAL DATA SCHEDULE
                            -----------------------

        The registrant is required to submit this report and any amendments thereto electronically via EDGAR. Attached hereto is a Financial Data Schedule that sets forth the financial and other data specified below that are applicable to the registrant on a consolidated basis:

                ITEM NO.     CAPTION HEADING
                   1         Total Assets
                   2         Total Operating Revenues
                   3         Net Income



                                   EXHIBIT C
                                   ---------

        An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

        Not applicable. Neither Claimant nor Co-claimant holds any interest, directly or indirectly, in an EWG or a foreign utility company.

        The above-named Claimant and Co-claimant have caused this joint and consolidated statement to be duly executed on their behalf by their authorized officers this 26th day of February, 1999.

ALEXANDER & BALDWIN, INC.                A&B-HAWAII, INC.
(Name of Claimant)                       (Name of Co-Claimant)


By: /s/ Glenn R. Rogers                  By: /s/ Glenn R. Rogers
  Glenn R. Rogers                         Glenn R. Rogers
  Executive Vice President                    Senior Vice President



(Corporate Seal)                         (Corporate Seal)

Attest:                                  Attest:


By: /s/ Alyson J. Nakamura               By: /s/ Alyson J. Nakamura
     Secretary                            Secretary


        Name, title and address of Officer to whom notices and correspondence concerning this statement should be addressed:

If to Claimant
Alexander & Baldwin Inc.:    Michael J. Marks
                             Vice President and General Counsel
                             Alexander & Baldwin, Inc.
                             P. O. Box 3440
                             Honolulu, Hawaii  96801

If to Co-claimant
A&B-Hawaii, Inc.:            Michael J. Marks
                             Senior Vice President and General Counsel
                             A&B-Hawaii, Inc.
                             P. O. Box 3440
                             Honolulu, Hawaii  96801


EXHIBIT A

ALEXANDER & BALDWIN, INC.
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1998
($000 OMITTED)

                                                    ABIC    ABI/MATSON  ABHIC    OTHER    ABHI    MCB
OPERATING REVENUE:
Ocean transportation                                708,735   708,735      -        -       -       -
Property development & management                   119,304    20,708   98,596   98,411     -       185
Food products                                       459,268       -    459,268  370,120  83,583   5,565
Power generation                                      5,357       -      5,357      -     4,422     935
                                                  ---------   -------  -------  -------  ------  ------
     Total operating revenue                      1,292,664   729,443  563,221  468,531  88,005   6,685

OPERATING COSTS AND EXPENSES:
Cost of goods and services                        1,081,567   596,014  485,553  398,650  79,413   7,490
Write-down of real estate assets                     20,216       -     20,216   20,216     -       -
Loss on partial sale of subsidiary                   19,756       -     19,756   19,756     -       -
Power generation                                      2,269       -      2,269      -     1,754     515
                                                  ---------   -------  -------  -------  ------  ------
     Total operating costs and expenses           1,123,808   596,014  527,794  438,622  81,167   8,005
                                                  ---------   -------  -------  -------  ------  ------

GROSS MARGIN                                        168,856   133,429   35,427   29,909   6,838  (1,320)
GENERAL, ADMIN & SELLING EXPENSES                   103,171    78,270   24,901   19,652   5,249     -
                                                  ---------   -------  -------  -------  ------  ------
INCOME FROM OPERATIONS                               65,685    55,159   10,526   10,257   1,589  (1,320)
OTHER INCOME                                         18,956    16,942    2,014     (995)  1,308   1,701
OTHER EXPENSE                                        29,346    11,836   17,510    5,120  12,384       6
                                                  ---------   -------  -------  -------  ------  ------
INCOME (LOSS) BEFORE INCOME TAXES & ACCT'G CHANGE    55,295    60,265   (4,970)   4,142  (9,487)    375
PROVISION FOR INCOME TAXES (BENEFIT)                 24,352    22,347    2,005    5,077  (3,195)    123
ACCOUNTING CHANGE, NET OF TAX                        (5,801)   (5,801)     -        -       -       -
                                                  ---------   -------  -------  -------  ------  ------
NET INCOME (LOSS)                                    25,142    32,117   (6,975)    (935) (6,292)    252
                                                  =========   =======  =======  =======  ======  ======



ALEXANDER & BALDWIN, INC.
CONSOLIDATING BALANCE SHEET
FOR THE YEAR ENDED DECEMBER 31, 1998
($000 OMITTED)

                                            ABIC    ABI/MATSON   ABHIC    OTHER     ABHI     MCB
CURRENT ASSETS:
Cash                                         86,818      9,615   77,203    75,670    1,533      -
Accounts and notes receivable               129,808    114,954   14,854     3,360   11,212      282
Inventories                                  28,307      7,954   20,353     9,197    5,046    6,110
Prepaid expenses and other current assets     9,861      4,659    5,202     3,134    1,586      482
                                          ---------  ---------  -------  --------  -------  -------
     Total current assets                   254,794    137,182  117,612    91,361   19,377    6,874
                                          ---------  ---------  -------  --------  -------  -------

INVESTMENTS:
Subsidiaries                                    -          -        -    (256,732) 256,732      -
Divisions                                       -          -        -     (36,217)  36,217      -
Other                                       159,068    122,152   36,916    36,575      334        7
                                          ---------  ---------  -------  --------  -------  -------
     Total investments                      159,068    122,152   36,916  (256,374) 293,283        7
                                          ---------  ---------  -------  --------  -------  -------

REAL ESTATE DEVELOPMENTS                     57,690        -     57,690    57,690      -        -
                                          ---------  ---------  -------  --------  -------  -------

PROPERTY:
Land                                         77,272     18,219   59,053    51,090    5,676    2,287
Buildings                                   211,328     66,798  144,530   139,095    3,672    1,763
Vessels                                     757,730    757,730      -         -        -        -
Machinery and equipment                     535,172    399,525  135,647     7,443  109,497   18,707
Power generation                             57,041        -     57,041       -     54,696    2,345
Other                                       148,881     65,025   83,856    19,208   55,042    9,606
                                          ---------  ---------  -------  --------  -------  -------
     Total                                1,787,424  1,307,297  480,127   216,836  228,583   34,708
Less accumulated depreciation               837,704    626,421  211,283    41,542  156,315   13,426
                                          ---------  ---------  -------  --------  -------  -------
     Property - net                         949,720    680,876  268,844   175,294   72,268   21,282
                                          ---------  ---------  -------  --------  -------  -------

OTHER ASSETS                                184,368    124,824   59,544    38,921   35,679  (15,056)
                                          ---------  ---------  -------  --------  -------  -------
     TOTAL                                1,605,640  1,065,034  540,606   106,892  420,607   13,107
                                          =========  =========  =======  ========  =======  =======

CURRENT LIABILITIES:
Current portion of long-term debt            87,533     30,294   57,239    42,000   15,239      -
Accounts payable                             37,781     32,441    5,340     2,884    2,434       22
Other current liabilities                    62,367     44,719   17,648     1,260   15,382    1,006
                                          ---------  ---------  -------  --------  -------  -------
     Total current liabilities              187,681    107,454   80,227    46,144   33,055    1,028
                                          ---------  ---------  -------  --------  -------  -------

LONG-TERM LIABILITIES:
Long-term debt                              255,766    117,266  138,500       -    138,500      -
Other long-term liabilities                 467,551    362,059  105,492    48,884   44,497   12,111
                                          ---------  ---------  -------  --------  -------  -------
     Total long-term liabilities            723,317    479,325  243,992    48,884  182,997   12,111
                                          ---------  ---------  -------  --------  -------  -------

SHAREHOLDERS' EQUITY:
Capital stock                                36,098     36,097        1    (2,350)       1    2,350
Additional capital                           51,946    (75,599) 127,545   (13,316) 127,545   13,316
Unrealized holding gains                     63,329     63,329      -         -        -        -
Retained earnings                           555,820    466,979   88,841    27,447   77,009  (15,615)
Treasury stock                              (12,551)   (12,551)     -          83      -        (83)
                                          ---------  ---------  -------  --------  -------  -------
     Total shareholders' equity             694,642    478,255  216,387    11,864  204,555      (32)
                                          ---------  ---------  -------  --------  -------  -------

     TOTAL                                1,605,640  1,065,034  540,606   106,892  420,607   13,107
                                          =========  =========  =======  ========  =======  =======


ALEXANDER & BALDWIN, INC.
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1998
($000 OMITTED)

                                       ABIC   ABI/MATSON  ABHIC   OTHER    ABHI     MCB
Balance at December 31, 1997          591,135   495,319   95,816  30,459  81,224  (15,867)

Net income                             25,142    32,117   (6,975)   (935) (6,292)     252

Dividends to shareholders             (40,323)  (40,323)     -       -       -

Capital stock purchased and retired   (20,111)  (20,111)     -       -       -

Stock acquired in payment of options      (23)      (23)     -       -       -

Net income of subsidiaries                                   -    (2,077)  2,077
                                      -------   -------   ------  ------  ------  -------
Balance at December 31, 1998          555,820   466,979   88,841  27,447  77,009  (15,615)
                                      =======   =======   ======  ======  ======  =======


LEGEND OF COMPANY REFERENCES IN CONSOLIDATING FINANCIAL SCHEDULES:


ABIC          Alexander & Baldwin, Inc. Consolidated
ABI/MATSON    Alexander & Baldwin, Inc. / Matson Navigation Company, Inc. /
              Consolidating Adjustments
ABHIC         A&B - Hawaii, Inc. Consolidated
OTHER         All other A&B - Hawaii, Inc. Subsidiaries / Consolidating
              Adjustments
ABHI          A&B - Hawaii, Inc.
MCB           McBryde Sugar Company, Limited

NOTES TO FINANCIAL STATEMENTS

ALEXANDER & BALDWIN, INC.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION: The consolidated financial statements include the accounts of Alexander & Baldwin, Inc. and all wholly-owned subsidiaries, after elimination of significant intercompany amounts. Investments in 20 to 50 percent owned companies are accounted for using the equity method.

COMPREHENSIVE INCOME: Comprehensive Income includes changes from either recognized transactions or other economic events, excluding capital stock transactions, which impact Shareholders' Equity. For the Company, the only difference between Net Income and Comprehensive Income is the unrealized holding gains on securities available for sale. Comprehensive Income is not used in the calculation of Earnings per Share.

BASIC AND DILUTED EARNINGS PER SHARE OF COMMON STOCK: Basic Earnings per Share is determined by dividing Net Income by the weighted-average common shares outstanding during the year. The impact on earnings per share of the Company's stock options is immaterial; consequently, Diluted Earnings per Share is the same amount as Basic Earnings per Share.

OCEAN TRANSPORTATION: Voyage revenue and variable costs and expenses are included in income at the time each voyage leg commences. This method of accounting does not differ materially from other acceptable accounting methods.

Vessel depreciation, charter hire, terminal operating overhead and general and administrative expenses are charged to expense as incurred. Expected costs of regularly-scheduled dry docking of vessels and planned major vessel repairs performed during dry docking are accrued.

PROPERTY DEVELOPMENT AND MANAGEMENT: Sales are recorded when the risks and benefits of ownership have passed to the buyers (generally at closing dates), adequate down payments have been received and collection of remaining balances is reasonably assured.

Expenditures for real estate developments are capitalized during construction and are classified as Real Estate Developments on the Balance Sheets. When construction is complete, the costs are reclassified either as Real Estate Held for Sale or Property, based upon the Company's intent to sell the completed asset or to hold it as an investment. Cash flows related to real estate developments are classified as operating or investing activities, based upon the Company's intention either to sell the property or to retain ownership of the property as an investment following completion of construction.

FOOD PRODUCTS: Revenue is recorded when refined sugar products and coffee are sold to third parties.

Costs of growing sugar cane are charged to the cost of production in the year incurred and to cost of sales as refined products are sold. The cost of raw cane sugar purchased from third parties is recorded as inventory at the purchase price.

Costs of developing coffee orchards are capitalized during the development period and depreciated over the estimated productive lives. Costs of growing coffee are charged to inventory in the year incurred and to cost of sales as coffee is sold.

CASH AND CASH EQUIVALENTS: The Company considers highly liquid investments purchased with original maturities of three months or less, which have no significant risk of change in value, to be cash equivalents.

INVENTORIES: Sugar inventory, consisting of raw and refined sugar products, and coffee inventory, are stated at the lower of cost (first-in, first-out basis) or market. Other inventories, composed principally of materials and supplies, are stated at the lower of cost (principally average cost) or market.

PROPERTY: Property is stated at cost. Major renewals and betterments are capitalized. Replacements, maintenance and repairs which do not improve or extend asset lives are charged to expense as incurred. Assets held under capital leases are included with property owned. Gains or losses from property disposals are included in income.

CAPITALIZED INTEREST: Interest costs incurred in connection with significant expenditures for real estate developments or the construction of assets are capitalized. Interest expense is shown net of capitalized interest on the Statements of Income, because the amounts are not significant.

DEPRECIATION: Depreciation is computed using the straight-line method. Depreciation expense includes amortization of assets under capital leases.

Estimated useful lives of property are as follows:

      Buildings                                                 10 to 50 years
      Vessels                                                   10 to 40 years
      Marine containers                                               15 years
      Machinery and equipment                                    3 to 35 years
      Utility systems and other depreciable property             5 to 60 years

PENSION PLANS: Certain ocean transportation subsidiaries are members of the Pacific Maritime Association (PMA), the Maritime Service Committee or the Hawaii Stevedore Committee, which negotiate multi-employer pension plans covering certain seagoing and shoreside bargaining unit personnel. The subsidiaries negotiate multi-employer pension plans covering other bargaining unit personnel. Pension costs are accrued in accordance with contribution rates established by the PMA, the parties to a plan or the trustees of a plan. Several trusteed, noncontributory, single-employer defined benefit plans cover substantially all other employees.

INCOME TAXES: Income tax expense is based on revenue and expenses in the Statements of Income. Deferred income tax liabilities and assets are computed at current tax rates for temporary differences between the financial statement and income tax bases of assets and liabilities.

FAIR VALUES: The carrying values of current assets (other than inventories, real estate held for sale, deferred income taxes and prepaid and other assets) and of debt instruments, are reasonable estimates of their fair values. Real estate is carried at the lower of cost or fair value. Fair values are generally determined using the expected market value for the property, less sales costs. For residential units and lots held for sale, market value is determined by reference to the sales of similar property, market studies, tax assessments and cash flows. For commercial property, market value is determined using recent comparable sales, tax assessments and cash flows. A large portion of the Company's real estate is undeveloped land located in Hawaii. This land has a cost basis which averages approximately $150 per acre, a value which is much lower than fair value.

FUTURES CONTRACTS: Realized and unrealized gains and losses on commodity futures contract hedges are recorded in inventory and subsequently charged to cost of sales when the related inventory is sold. These amounts are not significant.

ENVIRONMENTAL COSTS: Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations or events, and which do not contribute to current or future revenue generation, are charged to expense. Liabilities are recorded when environmental assessments or remedial efforts are probable and the costs can be estimated reasonably.

YEAR-2000 COSTS: Computer and related costs necessary to prepare for the Year-2000 date change are treated as an operating expense in the year incurred unless a computer system is being replaced for operating reasons as well as for Year-2000 compliance, in which case the costs are capitalized. The annual amounts charged to expense were not significant. (See Management's Discussion and Analysis, unaudited, for additional information.)

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Future actual amounts could differ from those estimates.

RECLASSIFICATIONS: Certain amounts in the 1997 and 1996 financial statements have been reclassified to conform with the 1998 presentation.

2.   INVESTMENTS AND PARTIAL SALE OF SUBSIDIARY

At December 31, 1998 and 1997, investments consisted principally of marketable equity securities, equity in affiliated companies, limited partnership interests and purchase-money mortgages, as follows (in thousands):

                                               1998            1997
-----------------------------------------------------------------------
Marketable equity securities                 $ 110,119        $  96,597
Equity in affiliated companies                  42,568               --
Limited partnership interests,
  purchase-money mortgages and other             6,381            6,216
-----------------------------------------------------------------------
Total Investments                            $ 159,068        $ 102,813
=======================================================================

MARKETABLE EQUITY SECURITIES: The marketable equity securities are classified as "available for sale" and are stated at quoted market values. The unrealized holding gains on these securities, net of deferred income taxes, have been recorded as a separate component of Shareholders' Equity.

The components of the net unrealized holding gains at December 31, 1998 and 1997 were as follows (in thousands):

                                                1998            1997
-----------------------------------------------------------------------
Market value                                 $ 110,119        $  96,597
Less historical cost                             9,851            9,851
-----------------------------------------------------------------------
Unrealized holding gains                       100,268           86,746
Less deferred income taxes                      36,939           31,602
-----------------------------------------------------------------------
Net unrealized holding gains                 $  63,329        $  55,144
=======================================================================

EQUITY IN AFFILIATED COMPANIES: On December 24, 1998, the Company recognized a loss of $19,756,000 for the partial sale of its sugar refining and marketing unit, California and Hawaiian Sugar Company, Inc. (C&H) and the sale of a majority of its equity in that company. The Company received approximately $45,000,000 in cash, after the repayment of certain C&H indebtedness, $25,000,000 in senior preferred stock, $9,600,000 in junior preferred stock, and retained an approximately 36 percent common stock interest in the recapitalized C&H. The Company holds all of C&H's senior preferred stock and 40 percent of C&H's junior preferred stock. The carrying amounts of these investments approximated their fair values at December 31, 1998. C&H is included in the consolidated results of the Company up to the date of the sale. Effective December 24, 1998, the Company began accounting for its investment in C&H under the equity method. The equity in earnings of C&H for the last seven days of 1998 was not significant. Condensed balance sheet information for C&H as of December 31, 1998 was as follows (in thousands):

                                           1998
--------------------------------------------------

Assets:
   Current                               $  77,109
   Property and other                      139,191
--------------------------------------------------
Total                                    $ 216,300
==================================================

Liabilities
   Current                               $  36,092
   Long-term debt and other                123,845
   Shareholders' equity, including
   preferred stock                          56,363
--------------------------------------------------
Total                                    $ 216,300
==================================================

In September 1998, the Company invested approximately $7,284,000 in a joint venture which carries cargo between Florida and Puerto Rico, in which the Company has a 27.5-percent interest. The Company charters two of its ships to that venture.

LIMITED PARTNERSHIP INTERESTS AND PURCHASE-MONEY MORTGAGES: The investments in limited partnership interests and purchase-money mortgages are recorded at cost, which approximated market values at December 31, 1998 and 1997. The purchase-money mortgages are intended to be held to maturity. The value of the underlying investments of the limited partnership interests is assessed annually.

See Note 5 for a discussion of market values of investments in the Capital Construction Fund.

3.   CHANGE IN ACCOUNTING METHOD FOR INSURANCE- RELATED ASSESSMENTS

The Company self-insures a portion of its federal workers' compensation liability. As such, the Company utilizes the U.S. Department of Labor (DOL) second injury fund, as authorized by Section 8(f) of the U.S. Longshore and
Harborworkers' Act.   Under this Act, the DOL annually assesses self-insurers
for their share of the related cost. Through 1997 these assessments were recorded as expense in the year the amounts were assessed and paid. Effective January 1, 1998, the Company adopted the provisions of the American Institute of Certified Public Accountants Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." This statement requires that the Company record as a liability, the expected cost of future assessments relating to existing compensation claims made prior to the end of the current fiscal year. In adopting this statement, the Company recorded a one-time, non-cash charge to earnings of $9,282,000 ($5,801,000 net of income tax, $0.13 per share), representing the cumulative effect of the accounting change as of the beginning of the year. The discount rate used in estimating the liability was 5.43%. On an undiscounted basis, the liability was approximately $13,869,000 as of December 31, 1998. The effect of the change on operating costs was not significant for the current or prior years.

4.   WRITE-DOWN OF REAL ESTATE ASSETS

During 1998, the Company changed the strategic direction of its 1,045 acre Kukui'Ula real estate development, from a single master-planned residential community to a series of individual subdivisions with fewer units, as a result of continued weaknesses in the State's and Kauai's economy and real estate markets. As a result, the Company determined that its investment in a waste water treatment plant (WWTP) could not be recovered through the WWTP's future cash flows; accordingly, the costs of the WWTP were reduced by $15,900,000 to the plant's fair value, which was based on the present value of estimated future cash flows. Under the original higher-density Kukui'Ula development plan, the cost of the WWTP would have been recoverable from its future cash flows. The changes in the development plan also resulted in the write-off of $4,316,000 for design and study costs which were determined to have no future economic benefit. The remaining carrying cost of the Kukui'Ula project is approximately $29,650,000 and, based on current development plans, the Company has determined that this amount is recoverable from the project's future cash flows.

5.   CAPITAL CONSTRUCTION FUND

A subsidiary is party to an agreement with the United States Government which established a Capital Construction Fund (CCF) under provisions of the Merchant Marine Act, 1936, as amended. The agreement has program objectives for the acquisition, construction or reconstruction of vessels and for repayment of existing vessel indebtedness. Deposits to the CCF are limited by certain applicable earnings. Such deposits are Federal income tax deductions in the year made; however, they are taxable, with interest payable from the year of deposit, if withdrawn for general corporate purposes or other non-qualified purposes, or upon termination of the agreement. Qualified withdrawals for investment in vessels having adequate tax bases do not give rise to a current tax liability, but reduce the depreciable bases of the vessels or other assets for income tax purposes.

Amounts deposited into the CCF are a preference item for calculating Federal alternative minimum taxable income. Deposits not committed for qualified purposes within 25 years from the date of deposit, will be treated as non-qualified withdrawals over the subsequent five years. As of year-end, the oldest CCF deposits date from 1994. Management believes that all amounts on deposit in the CCF at the end of 1998 will be used or committed for qualified purposes prior to the expiration of the applicable 25-year periods.


TABLE 1 (In thousands)
-------------------------------------------------------------------    ----------------------------------
                                               1998                                 1997
---------------------------------------------------------------------------------------------------------

                                  Amortized    Fair      Unrealized    Amortized    Fair      Unrealized
                                    Cost       Value     Gain (Loss)      Cost      Value     Gain (Loss)
---------------------------------------------------------------------------------------------------------

Mortgage-backed securities        $ 52,606    $ 53,108     $    502    $ 69,451    $ 68,738     $  (713)
Cash and cash equivalents           81,627      81,627           --      69,159      69,159        -
Accrued deposits                     9,070       9,070           --      10,000      10,000        -
---------------------------------------------------------------------------------------------------------
Total                             $143,303    $143,805     $     502   $148,610    $147,897     $  (713)
=========================================================================================================

Under the terms of the CCF agreement, the subsidiary may designate certain qualified earnings as "accrued deposits" or may designate, as obligations of the CCF, qualified withdrawals to reimburse qualified expenditures initially made with operating funds. Such accrued deposits to and withdrawals from the CCF are reflected on the Balance Sheets either as obligations of the Company's current assets or as receivables from the CCF.

The Company has classified its investments in the CCF as "held-to-maturity" and, accordingly, has not reflected temporary unrealized market gains and losses on the Balance Sheets or Statements of Income. The long-term nature of the CCF program supports the Company's intention to hold these investments to maturity.

At December 31, 1998 and 1997, the balances on deposit in the CCF are summarized in Table 1.

Fair value of the mortgage-backed securities was determined by an outside investment management company based on experience trading identical or substantially similar securities. No central exchange exists for these securities; they are traded over-the-counter. The Company earned $4,514,000 in 1998, $5,897,000 in 1997 and $6,838,000 in 1996 on its investments in mortgage-
backed securities. The fair values of other CCF investments are based on quoted market prices. These other investments mature in 1999. There were no sales of securities classified as "held-to-maturity" during 1998 or 1997.

6.   EMPLOYEE BENEFIT PLANS

The Company has funded single-employer defined benefit pension plans which cover substantially all non-bargaining unit employees.

In addition, the Company has plans that provide certain retiree health care and life insurance benefits to substantially all salaried and to certain hourly employees. Employees are generally eligible for such benefits upon retirement and completion of a specified number of years of credited service. The Company does not pre-fund these benefits and has the right to modify or terminate certain of these plans in the future. Certain groups of retirees pay a portion of the benefit costs.

The status of the funded defined benefit pension plans and the unfunded accumulated post-retirement benefit plans at December 31, 1998, 1997 and 1996 is shown in Table 2 (page 36).

The net periodic benefit cost for the defined benefit pension plans and the post-retirement health care and life insurance benefit plans during 1998, 1997 and 1996 is summarized in Table 3 (page 36).

As described in Note 2, the Company sold a majority of its interest in C&H during 1998. The impact of this transaction on the benefit obligation and the plan assets is noted in Table 2. At the time of the transaction, C&H had recorded in its financial statements net obligations of $12,300,000 and $46,500,000 for its pension and post-retirement benefit plans, respectively.

The assumptions used to determine the components of the net periodic benefit cost were as follows:


                          Pension Benefits           Other Post-retirement Benefits
                      ---------------------------    ------------------------------
                      1998       1997       1996       1998       1997       1996
-----------------------------------------------------------------------------------
Discount rate         6.75%      7.25%      7.50%      6.75%      7.25%      7.50%
Expected return on
  plan assets         9.00%      9.00%      9.00%       -          -          -
Rate of compensation
  increase            4.25%      4.25%      4.50%      4.25%      4.25%      4.50%


For post-retirement benefit measurement purposes, a 10-percent annual rate of increase in the per capita cost of covered health care benefits was assumed through 2001. The rate was assumed to decrease to 5-percent for 2002 and remain at that level thereafter. For 1998 and 1997, gains and losses of the post-retirement benefit plans were amortized over five years. For 1996 and previous years, gains and losses for the post-retirement benefit plans were amortized using the minimum method allowed by Statement of Financial Accounting Standards (SFAS) No. 106, "Employer's Accounting for Post-retirement Benefits other than Pensions." This change did not significantly affect financial results.

If the assumed health care cost trend rate were increased or decreased by one percentage point, the accumulated post-retirement benefit obligation, as of December 31, 1998, 1997 and 1996, and the net periodic post-retirement benefit cost for 1998, 1997 and 1996, would have increased or decreased as follows (in thousands):

                                                Other Post-retirement Benefits
                                                     One Percentage Point
                                --------------------------------------------------------------
                                           Decrease                       Increase
                                -----------------------------    -----------------------------
                                  1998       1997       1996      1998        1997       1996
----------------------------------------------------------------------------------------------
Effect on total of service and
  interest cost components      $  (583)   $(1,016)   $(1,052)   $   689    $ 1,172    $ 1,208
Effect on post-retirement
  benefit obligation            $(4,387)   $(9,786)   $(9,833)   $ 5,157    $11,113    $11,105


The assets of the defined benefit pension plans consist principally of listed stocks and bonds. Gains and losses are amortized using the minimum method allowed by SFAS No. 87, "Employer's Accounting for Pensions." Contributions are determined annually for each plan by the Company's pension administrative committee, based upon the actuarially determined minimum required contribution under the Employee Retirement Income Security Act of 1974, as amended, (ERISA) and the maximum deductible contribution allowed for tax purposes. For the plans covering employees who are members of collective bargaining units, the benefit formulas are determined according to the collective bargaining agree-ments, either using career average pay as the base or a flat dollar amount per year of service. The benefit formulas for the remaining defined benefit plans are based on final average pay.

The Company has non-qualified supplemental pension plans covering certain employees and retirees, which provide for incremental pension payments from the Company's general funds, so that total pension benefits would be substantially equal to amounts that would have been payable from the Company's qualified pension plans if it were not for limitations imposed by income tax regulations. The obligation, included with other non-current liabilities, relating to these unfunded plans, totaled $11,860,000 and $10,654,000 at December 31, 1998 and 1997, respectively. The annual expense associated with the non-qualified plans was not significant.

Total contributions to the multi-employer pension plans covering personnel in shoreside and seagoing bargaining units were $5,633,000 in 1998, $5,828,000 in 1997 and $5,552,000 in 1996. Union collective bargaining agreements provide that total employer contributions during the terms of the agreements must be sufficient to meet the normal costs and amortization payments required to be funded during those periods. Contributions are generally based on union labor paid or cargo volume. A portion of such contributions is for unfunded accrued actuarial liabilities of the plans being funded over periods of 25 to 40 years, which began between 1967 and 1976.

The multi-employer plans are subject to the plan termination insurance provisions of ERISA and are paying premiums to the Pension Benefit Guarantee Corporation (PBGC). The statutes provide that an employer who withdraws from, or significantly reduces its contribution obligation to, a multi-employer plan generally will be required to continue funding its proportional share of the plan's unfunded vested benefits.

Under special rules approved by the PBGC and adopted by the Pacific Coast longshore plan in 1984, the Company could cease Pacific Coast cargo-handling operations permanently and stop contributing to the plan without any withdrawal liability, provided that the plan meets certain funding obligations as defined in the plan. The estimated withdrawal liabilities under the Hawaii longshore plan and the seagoing plans aggregated approximately $809,000 as of December 31, 1998, based on estimates by plan actuaries. Management has no present intention of withdrawing from and does not anticipate termination of any of the aforementioned plans.


Table 2 (In thousands)

                                            Pension Benefits                Other Post-retirement Benefits
                                   -----------------------------------    -----------------------------------
                                     1998         1997         1996         1998         1997         1996
-------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at
  beginning of year                $ 354,883    $ 326,095    $ 285,579    $  91,112    $  93,596    $  91,052
Service cost                           7,182        6,692        6,326        1,154        1,310        1,351
Interest cost                         25,024       23,807       23,295        5,474        6,250        6,605
Plan participants' contributions          --           --           --        1,615        1,635        1,851
Actuarial (gain) loss                 20,937       16,567       30,512       (8,482)      (4,198)       3,425
Sale of subsidiary                  (158,758)          --           --      (29,615)          --           --
Acquisition                               --           --          303           --           --           --
Benefits paid                        (22,886)     (21,687)     (20,736)      (6,326)      (6,933)      (7,147)
Amendments                             3,191        2,997          417          366         (548)      (1,066)
Curtailments                              --           --           --           --           --       (2,475)
Special or contractual
  termination benefits                    --          412          399           --           --           --
-------------------------------------------------------------------------------------------------------------
Benefit obligation at
  end of year                        229,573      354,883      326,095       55,298       91,112       93,596
-------------------------------------------------------------------------------------------------------------

CHANGE IN PLAN ASSETS
Fair value of plan assets at
  beginning of year                  443,249      380,909      348,208           --           --           --
Actual return on plan assets          65,634       84,027       47,980           --           --           --
Acquisition                               --           --          303           --           --           --
Sale of subsidiary                  (152,996)          --           --           --           --           --
Employer contribution                     --           --        5,154           --           --           --
Benefits paid                        (22,886)     (21,687)     (20,736)          --           --           --
-------------------------------------------------------------------------------------------------------------
Fair value of plan assets
  at end of year                     333,001      443,249      380,909           --           --           --
-------------------------------------------------------------------------------------------------------------

Plan assets less benefit
  obligation                         103,428       88,366       54,814      (55,298)     (91,112)     (93,596)
Unrecognized net actuarial gain      (83,107)     (91,012)     (59,119)     (10,104)     (22,353)     (24,518)
Unrecognized transition asset           (876)      (1,869)      (2,864)          --           --           --
Unrecognized prior
  service cost (benefit)               4,767        5,707        3,518          358       (3,824)      (3,643)
-------------------------------------------------------------------------------------------------------------
Accrued asset (obligation)         $  24,212    $   1,192    $  (3,651)   $ (65,044)   $(117,289)   $(121,757)
=============================================================================================================

_____________________________________________________________________________________________________________

Table 3 (In thousands)

                                            Pension Benefits                Other Post-retirement Benefits
                                   -----------------------------------    -----------------------------------
                                     1998         1997         1996         1998         1997         1996
-------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC
  BENEFIT COST
Service cost                       $   7,182    $   6,692    $   6,326    $   1,154    $   1,310    $   1,351
Interest cost                         25,024       23,807       23,295        5,474        6,250        6,605
Expected return on plan
  assets                             (38,862)     (33,309)     (30,557)          --           --           --
Recognition of net gain               (4,128)      (2,258)      (2,284)      (7,221)      (6,315)      (1,598)
Amortization of prior
  service cost                         1,105          808          550         (359)        (368)        (419)
Amortization of unrecognized
  transition asset                      (992)        (996)      (1,090)          --           --           --
Recognition of settlement gain            --           --           --           --           --       (2,475)
Recognition of curtailment gain           --           --       (1,178)          --           --           --
-------------------------------------------------------------------------------------------------------------
Net periodic benefit
  cost/(income)                    $ (10,671)   $  (5,256)   $  (4,938)   $    (952)   $     877    $   3,464
=============================================================================================================

Cost of termination benefits
  recognized                       $      --    $     412    $     399           --           --           --
=============================================================================================================


7.   LONG-TERM DEBT, CREDIT AGREEMENTS

At December 31, 1998 and 1997, long-term debt consisted of the following (in thousands):

                                                1998         1997
--------------------------------------------------------------------
Commercial paper, 1998 high 6%, low 5.05%    $ 141,766     $ 130,852
Bank variable rate loans, due after 1998,
  1998 high 6.2%, low 5.2%                      78,500        41,500
Term loans:
  7.18%, payable through 2007                   67,500        67,500
  8%, payable through 2000                      17,500        27,500
  7.43%, payable through 2007                   15,000        15,000
  7.65%, payable through 2001                   10,000        10,000
  9.05%, payable through 1999                    7,739        14,815
  9%, payable through 1999                       5,294        10,588
  9.8%, payable through 2004                        --        14,583
--------------------------------------------------------------------
Total                                          343,299       332,338
Less current portion                            45,533        24,453
Commercial paper classified as current          42,000        17,000
--------------------------------------------------------------------
Long-term debt                               $ 255,766     $ 290,885
====================================================================

COMMERCIAL PAPER: At December 31, 1998, there were two commercial paper programs. The first program was used by a subsidiary to finance the construction of a vessel. At December 31, 1998, $99,766,000 of commercial paper notes was outstanding under this program. Maturities ranged from 7 to 25 days. The borrowings outstanding under this program are classified as long -term, because the subsidiary intends to continue the program and, eventually, to repay the borrowings with qualified withdrawals from the Capital Construction Fund.

The second commercial paper program, which was used by C&H, before the partial sale of that business (see Note 2), to fund the purchases of raw sugar inventory and to provide working capital for sugar refining and marketing operations, was terminated on January 19, 1999 as a result of the partial sale of C&H. At December 31, 1998, $42,000,000 of commercial paper notes was outstanding under this program, all of which was classified as current. Maturities ranged from 6 to 19 days. The interest cost and certain fees on the borrowings relating to sugar inventory advances to growers were reimbursed by the growers. The commercial paper was supported by an $85,000,000 backup revolving credit facility with four commercial banks, which also was terminated in January 1999.

VARIABLE RATE LOANS: The Company has a revolving credit and term loan agreement with four commercial banks, whereby it may borrow up to $140,000,000, under revolving loans to November 30, 2000, at varying rates of interest. Any revolving loan outstanding on that date may be converted into a term loan, which would be payable in 12 equal quarterly installments. The agreement contains certain restrictive covenants, the most significant of which requires the maintenance of an interest coverage ratio of 2:1. At December 31, 1998 and 1997, $50,000,000 and $25,000,000, respectively, were outstanding under this agreement.

The Company has an uncommitted $45,000,000 short-term revolving credit agreement with a commercial bank. The agreement extends to November 30, 1999, but may be canceled by the bank or the Company at any time. At December 31, 1998 and 1997, $3,500,000 and $11,500,000, respectively, were outstanding under this agreement.

The Company has an uncommitted $25,000,000 revolving credit agreement with a commercial bank. The agreement extends to September 8, 2000. At December 31, 1998 and 1997, $10,000,000 and $5,000,000, respectively, were outstanding under this agreement.

The Company has a $50,000,000 one-year revolving credit agreement with a two-year term option. At December 31, 1998, $15,000,000 was outstanding. No amounts were outstanding under this agreement at December 31, 1997.

The Company has an uncommitted $15,000,000 revolving credit agreement with a commercial bank. The Agreement extends to November 28, 2000. At December 31, 1998 and 1997, there were no amounts outstanding under this agreement.

In 1998, the Company entered into a $25,000,000 one-year revolving credit agreement with a commercial bank which serves as a commercial paper liquidity back-up line. At December 31, 1998, no amounts were outstanding under this agreement.

LONG-TERM DEBT MATURITIES: At December 31, 1998, maturities and planned prepayments of all long-term debt during the next five years totaled $45,533,000 for 1999, $17,500,000 for 2000, $15,000,000 for 2001, $7,500,000
for 2002 and $7,500,000 for 2003.

8.   LEASES

THE COMPANY AS LESSEE: Principal operating leases include office and terminal facilities leased for periods which expire between 1999 and 2026. Management expects that, in the normal course of business, most operating leases will be renewed or replaced by other similar leases.

Rental expense under operating leases totaled $45,519,000, $45,560,000 and $45,559,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

There were no assets recorded under capital leases at December 31, 1998.
Assets recorded under capital lease obligations which were included in property at December 31, 1997 were as follows (in thousands):

                                                         1997
---------------------------------------------------------------
Vessel                                                $  55,253
Machinery and equipment                                  42,039
---------------------------------------------------------------
Total                                                    97,292
Less accumulated amortization                            95,866
---------------------------------------------------------------
Property under capital leases--net                    $   1,426
===============================================================

Future minimum payments under operating leases as of December 31, 1998 were as follows (in thousands):

                                                      Operating
                                                        Leases
---------------------------------------------------------------
1999                                                  $  25,025
2000                                                     14,595
2001                                                     11,799
2002                                                     11,952
2003                                                     11,919
Thereafter                                               79,386
---------------------------------------------------------------
Total minimum lease payments                          $ 154,676
===============================================================

The Company is obligated to pay terminal facility rent equal to the principal and interest on Special Facility Revenue Bonds issued by the Department of Transportation of the State of Hawaii. Interest on the bonds is payable semi-annually and principal, in the amount of $16,500,000, is due in 2013. An accrued liability of $8,800,000 and $8,257,000 at December 31, 1998 and 1997, respectively, included in other long-term liabilities, provides for a pro-rata portion of the principal due on these bonds.

THE COMPANY AS LESSOR: The Company leases land, buildings, land improvements, and vessels under operating leases. Five vessels were leased under new agreements commencing in 1998. The historical cost of and accumulated depreciation on leased property at December 31, 1998 and 1997 were as follows (in thousands):

                                                         1998       1997
--------------------------------------------------------------------------
Leased property                                         $530,967  $267,569
Less accumulated amortization                            113,358    47,253
--------------------------------------------------------------------------
Property under operating leases--net                    $417,609  $220,316
==========================================================================

Total rental income under these operating leases for the three years ended December 31, 1998 was as follows (in thousands):

                                               1998      1997       1996
--------------------------------------------------------------------------
Minimum rentals                              $ 79,268   $ 35,535  $ 34,556
Contingent rentals (based on sales volume)      1,079      1,048     1,232
--------------------------------------------------------------------------
Total                                        $ 80,347   $ 36,583  $ 35,788
==========================================================================

Future minimum rental income on non-cancelable leases at December 31, 1998 was as follows (in thousands):

                                             Operating
                                                Leases
-------------------------------------------------------
1999                                         $  83,149
2000                                            79,513
2001                                            77,961
2002                                            75,349
2003                                            71,343
Thereafter                                     229,763
------------------------------------------------------
Total                                        $ 617,078
======================================================

9.   INCOME TAXES

The income tax expense for the three years ended December 31, 1998 consisted of the following (in thousands):

                                               1998      1997       1996
--------------------------------------------------------------------------
Current:
   Federal                                   $ 28,877   $30,181   $ 23,549
   State                                        3,723     2,476      4,779
--------------------------------------------------------------------------
Total                                          32,600    32,657     28,328
Deferred                                       (8,248)   13,168     10,420
--------------------------------------------------------------------------
Income tax expense                           $ 24,352   $45,825   $ 38,748
==========================================================================

Total income tax expense for the three years ended December 31, 1998 differs from amounts computed by applying the statutory Federal rate to pre-tax income for the following reasons (in thousands):


                                               1998       1997       1996
---------------------------------------------------------------------------
Computed income tax expense                  $ 19,353   $ 44,525   $ 36,412
State tax on income, less applicable
  Federal tax                                   1,824      3,732      2,605
Low-income housing credits                     (1,204)    (1,214)    (1,219)
Fair market value over cost of donations           --     (1,306)       (11)
Bases differences in net assets acquired        3,114         --         --
Other-net                                       1,265         88        961
---------------------------------------------------------------------------
Income tax expense                           $ 24,352   $ 45,825   $ 38,748
===========================================================================

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability at December 31, 1998 and 1997 were as follows (in thousands):

                                                         1998       1997
--------------------------------------------------------------------------
Accelerated depreciation                                $144,537  $178,570
Capital Construction Fund                                102,741   104,408
Tax-deferred gains on real estate transactions            85,181    77,784
Unrealized holding gains on securities                    36,939    31,602
Post-retirement benefits                                 (27,027)  (48,014)
Insurance reserves                                       (10,771)   (6,907)
Other-net                                                 11,905    12,907
--------------------------------------------------------------------------
Total                                                   $343,505  $350,350
==========================================================================

The Internal Revenue Service (IRS) has completed its audits of the Company's tax returns through 1995 and, with the exception of the valuation of three land donations, has settled all substantive issues raised during the audits. No settlement has had a material effect on the Company's financial position or results of operations. The IRS has commenced an audit of the Company's tax returns for 1996 and 1997. Management believes that the ultimate resolution of the outstanding audit issues and other matters which may result from the current audits will not have a material effect on the Company's financial position or results of operations.

10.  CAPITAL STOCK AND STOCK OPTIONS

EMPLOYEE STOCK OPTION PLANS: During 1998, the Company had two stock option plans under which key employees were granted options to purchase shares of the Company's common stock.

Under the 1998 Plan, approved at the 1998 Annual Meeting of Shareholders, option prices may not be less than the fair market value of the Company's common stock on the dates of grant, and the options become exercisable over periods determined, at the dates of grant, by the committee that administers the plan. Payments for options exercised may be made in cash or in shares of the Company's stock. If an option to purchase shares is exercised within five years of the date of grant and if payment is made in shares of the Company's stock, the option holder may receive, under a reload feature, a new stock option grant for the number of shares equal to that surrendered, with an option price not less than the greater of the fair market value of the Company's stock on the date of exercise or one and one-half times the original option price. During 1998, options to purchase 100,000 shares were granted. At December 31, 1998, these were the only options outstanding under the 1998 Plan.

The 1989 Plan is substantially the same as the 1998 Plan, except that each option generally becomes exercisable in-full one year after the date granted. The 1989 Plan terminated in January 1999, but options granted through 1998 remain exercisable. During 1998, options to purchase 485,400 shares were granted, no reload options to purchase shares were granted, options to purchase 65,850 shares were exercised, and options to purchase 17,950 shares were canceled. At December 31, 1998, options to purchase 3,263,438 shares were outstanding under the 1989 Plan.

The 1998 and 1989 Plans also permit the issuance of shares of the Company's common stock as a reward for past service rendered to the Company or one of its subsidiaries or as an incentive for future service with such entities. The recipients' interest in such shares may be fully vested upon issuance or may vest in one or more installments, upon such terms and conditions as are determined by the committee which administers the plans. The number of incentive shares issued during 1998 or outstanding at the end of the year was not material.

A third plan, the 1983 Plan, terminated in 1993, but options to purchase shares previously granted under the 1983 Plan are still exercisable. At December 31, 1998, options to purchase 161,200 shares were outstanding under this plan. These options expire in January 1999.

DIRECTOR STOCK OPTION PLANS: The Company also has two Directors' stock option plans. Under the 1998 Directors' Plan, each non-employee Director of the Company, elected at an Annual Meeting of Shareholders, is automatically granted, on the date of each such Annual Meeting, an option to purchase 3,000 shares of the Company's common stock at the fair market value of the shares on the date of grant. Each option to purchase shares becomes exercisable six months after the date granted. At December 31, 1998, no options to purchase shares had been granted under this plan.

The 1989 Directors' Plan is substantially the same as the 1998 Directors' Plan. This plan terminated in January 1999, but options granted through termination remain exercisable. During 1998, options to purchase 21,000 shares were granted and no options to purchase shares were exercised or canceled. At December 31, 1998, options to purchase 204,000 shares were outstanding under the 1989 Directors' Plan.

Changes in shares under all option plans, for the three years ended December 31, 1998, were as follows:
                                                           Price Range
                                               Shares       Per Share
-----------------------------------------------------------------------
1995  Outstanding, December 31               2,586,751   $17.375-37.875

1996: Granted                                 495,264     21.750-32.625
      Exercised                              (125,188)    17.375-24.750
      Canceled                                (15,800)    24.250-36.250
-----------------------------------------------------------------------
      Outstanding, December 31               2,941,027    17.375-37.875

1997: Granted                                 586,212     25.100-34.875
      Exercised                              (263,351)    17.375-24.750
      Canceled                                (57,850)    24.750-37.875
-----------------------------------------------------------------------
      Outstanding, December 31               3,206,038    21.750-37.875

1998: Granted                                 606,400     22.750-29.769
      Exercised                               (65,850)    21.750-27.000
      Canceled                                (17,950)    26.250-34.000
-----------------------------------------------------------------------
      OUTSTANDING, DECEMBER 31               3,728,638   $21.750-37.875
      EXERCISABLE, DECEMBER 31               3,143,238   $21.750-37.875
=======================================================================

ACCOUNTING METHOD FOR STOCK-BASED COMPENSATION: The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations, in accounting for its stock-based compensation plans. Accordingly, no compensation cost is recognized in the Company's income statement for stock option plans at the time grants are awarded. If the compensation costs for the stock option grants had been determined consistent with SFAS No. 123, "Accounting for Stock-based Compensation," the after-tax cost for grants made in 1998, 1997 and 1996 would have been approximately $2,015,000, $1,800,000 and $900,000, respectively. Earnings per share for 1998, 1997 and 1996 would have declined by $0.05, $0.04 and $0.02, respectively.

SHAREHOLDER RIGHTS PLAN: The Company has a Shareholder Rights Plan, designed to protect the interests of shareholders in the event an attempt is made to acquire the Company. The rights initially will trade with the Company's outstanding common stock and will not be exercisable absent certain acquisitions or attempted acquisitions of specified percentages of such stock. If exercisable, the rights generally entitle shareholders to purchase additional shares of the Company's stock or shares of an acquiring company's stock at prices below market value.

SHARE REPURCHASES: During 1998, the Company purchased and retired 969,200 shares of its stock, at an average per-share price of $21.50. During 1997, the Company purchased and retired 624,050 shares, at an average per-share price of $26.58.

11.  RELATED PARTY TRANSACTIONS, COMMITMENTS AND CONTINGENCIES

At December 31, 1998, the Company and its subsidiaries had an unspent balance of total appropriations for capital expenditures of approximately $60,294,000. However, there is no contractual obligation to spend this entire amount.

The Company has arranged for standby letters of credit of approximately $14,100,000, necessary to qualify as a self-insurer for state and federal workers' compensation liabilities. In addition, the Company guarantees a letter of credit of $10,432,000 for workers' compensation claims incurred by C&H employees, under a now-closed self insurance plan, prior to December 24, 1998 (see Note 2). The Company would only be called upon to honor this
guarantee in the event of C&H's insolvency.   The Company also has
approximately $3,600,000 of letters of credit outstanding for normal operating matters.

C&H, in which A&B has a 36 percent common stock interest, is party to a long-term sugar supply contract with Hawaiian Sugar & Transportation Cooperative
(HSTC), a raw sugar marketing and transportation cooperative owned by the Company and by two other Hawaii sugar growers. Under the terms of this contract, C&H is obligated to purchase, and HSTC is obligated to sell, all of the raw sugar delivered to HSTC by the Hawaii sugar growers, at prices determined by the quoted domestic sugar market. Prior to the partial sale of C&H, it made purchases of raw sugar totaling $141,018,000, $126,629,000 and $190,188,000 under the contract during 1998, 1997 and 1996, respectively.

A subsidiary has guaranteed obligations of up to $13 million of a joint venture shipping operation (see Note 2) in which it has a 27.5-percent interest.

The Company and certain subsidiaries are parties to various legal actions and are contingently liable in connection with claims and contracts arising in the normal course of business, the outcome of which, in the opinion of management after consultation with legal counsel, will not have a material adverse effect on the Company's financial position or results of operations.

12.     INDUSTRY SEGMENTS

Industry segment information for 1998, 1997 and 1996, on page 19, is incorporated herein by reference.

The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," during the fourth quarter of 1998. SFAS No. 131 established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision-making group is made up of the president and lead executives of each of the Company's segments. The lead executive for each operating segment manages the profitability and cash flow of each respective segment's various product or service lines and businesses. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products or services and serves different markets.

The Company's reportable operating segments include Ocean Transportation, Property Development and Management and Food Products. The Ocean Trans-portation segment carries freight between various United States and Canadian West Coast, Hawaii and other Pacific ports, and provides terminal and cargo logistics services. The Property Development and Management segment develops, manages and sells residential, commercial and industrial properties. The Food Products segment grows and processes raw sugar and molasses; invests in a sugar refining and marketing business (see Note 2); grows, mills and markets coffee; and generates and sells electricity.

The accounting policies of the operating segments are the same as those described in the summary of significant policies. Reportable segments are measured based on operating profit, exclusive of non-operating or unusual transactions, interest expense, general corporate expenses and income taxes.

EXHIBIT B


ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES
FINANCIAL DATA SCHEDULE
DECEMBER 31, 1998
(In thousands)

THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED
FROM THE CONSOLIDATING BALANCE SHEET AND CONSOLIDATING INCOME
STATEMENT AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH
FINANCIAL STATEMENTS.

Item No.        Caption Heading
      1         Total Assets                    $1,605,640
      2         Total Operating Revenues        $1,292,664
      3         Net Income                         $25,142

February 26, 1999




Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C.  20549

Re:  Form U-3A-2 - Alexander & Baldwin, Inc.
     and A&B-Hawaii, Inc. - SEC File No. 69-166
     ------------------------------------------


Gentlemen:

      Submitted herewith for filing is the joint and consolidated Statement of Alexander & Baldwin, Inc. and its wholly-owned subsidiary, A&B-Hawaii, Inc., on Form U-3A-2 claiming an exemption under Rule U-2 from the provisions of the Public Utility Holding Company Act of 1935. This filing is being made by direct transmission to the Commission's EDGAR system, and is being filed jointly pursuant to oral authorization to file on a joint and consolidated basis received from the Commission on February 21, 1990.

                                    Very truly yours,

                                    /s/ Francis K. Mukai
                                    Assistant General Counsel